May 25, 2018

John C. Ethridge, Jr.
Direct Dial: 404-815-3634
Direct Fax: 404-685-6934
E-Mail: jethridge@sgrlaw.com

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Attention:
Russell Mancuso
Branch Chief

Re:
SANUWAVE Health, Inc.

Amendment No. 4 to Registration Statement on Form S-1

filed April 19, 2018

File No. 333-213774

Dear Mr. Mancuso:

On behalf of SANUWAVE Health, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 8, 2018, with respect to the Company’s Amendment No. 4 to the registration statement on Form S-1 (the “Registration Statement”), filed with the Commission on the date referenced above. For those comments which the Staff has specifically informed us require amendments to documents previously filed with the Commission, we have filed such amended documents and note the same in our responses below. The Company’s responses below are numbered to correspond to the numbered paragraph in the Staff’s comment letter. For your convenience, we repeat in bold each of the Staff’s comments prior to each response.

Calculation of Registration Fee

1. It is generally inconsistent with Section 5 of the Securities Act to register a transaction that you began without registration. Therefore, it is unclear how it is consistent with Section 5 to register on this registration statement the exercise of outstanding warrants. Please advise or revise.

In response to this comment by the Staff, the Company has added further disclosure to the amended S-1/A being filed with the Commission contemporaneously with this response letter. Such disclosure clarifies that, with respect to the exercise of outstanding warrants, the transaction being registered is the secondary offering of the shares of common stock underlying the outstanding warrants for resale by the selling stockholders described therein. Pursuant to guidance issued by the Staff for private investments in public equity offerings, such shares, underlying the outstanding warrants, are able to be registered for resale in the market, and the underlying private placement of such warrants is not subject to integration with such registration.

The Company notes that the factors describing a valid secondary offering set forth in Question D. 29 of the Staff’s Manual of Publicly Available Telephone Interpretations are clearly satisfied here, with the underlying private placement of such warrants having occurred almost two years preceding the date hereof, and with full disclosure of the identities of and relationships among the selling shareholders.

2. We note your revisions in response to prior comments 1 and 2. Given the dollar amount of securities registered for sale on your registration statement declared effective February 16, 2016 and dollar amount deregistered by your post-effective amendment filed September 23, 2016, it is unclear how you have securities that remain registered for sale on that registration statement for which a Rule 429 prospectus can be used. For guidance, see the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretation 240.05. Please advise or revise.

In response to this comment by the Staff, the Company has deleted all reference to the use of a Rule 429 prospectus and now registers all securities as newly registered securities for resale in the amended S-1/A being filed with the Commission contemporaneously with this response letter.

3. We note your response to prior comment 3. However, your registration statement on Form S-1 file number 333-195263 appears to relate to the resale of common stock, while the prospectus in this registration statement appears to describe the transaction registered by that registration statement as your issuance of common stock upon the exercise of warrants. Please clarify.

In response to this comment by the Staff, the Company refers to its response to Comment #1 above, and notes that it has added further disclosure to the amended S-1/A being filed with the Commission contemporaneously with this response letter clarifying that this registration indeed relates to the resale of common stock.

Prospectus

4. We note that you have moved your financial statements so that they now appear outside of your prospectus. Please include your financial statements within your prospectus as appropriate.

In response to this comment by the Staff, the Company has included the financial statements in the appropriate location in the amended S-1/A being filed with the Commission contemporaneously with this response letter.

* * *

The Company would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters discussed in this letter, please contact the undersigned at (404) 815.3634 (telephone) or (404) 685.6934 (facsimile). Thank you for your consideration regarding this matter.

Very truly yours,

/s/ John C. Ethridge, Jr.
John C. Ethridge, Jr.

cc:
Timothy Buchmiller

Securities and Exchange Commission

Kevin A. Richardson, II

SANUWAVE Health, Inc.

Acting Chief Executive Officer

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